                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                                  ORGANIC, INC.
                -------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                -------------------------------------------------
                         (Title of Class of Securities)

                                    68617E101
                -------------------------------------------------
                                 (CUSIP Number)

                                  MICHAEL HUDES
                                    PRESIDENT
                                  CINAGRO, INC.
                               601 TOWNSEND STREET
                         SAN FRANCISCO, CALIFORNIA 94103
                                 (415) 581-5300
               --------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 18, 2001
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                              [Page 2 of 8 Pages]



        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68617E101                  13D/A                  PAGE OF 3 OF 8 PAGES

================================================================================
(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        Cinagro, Inc.
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group                (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------

(4)     Source of Funds

        OO
--------------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                                [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------

(6)     Citizenship or Place of Organization

        DELAWARE
--------------------------------------------------------------------------------
                          (7)     Sole Voting Power

                                   --
                          ------------------------------------------------------
                          (8)     Shared Voting Power
           Number of
            Shares                51,954,975
         Beneficially     ------------------------------------------------------
           Owned by       (9)     Sole Dispositive Power
        Each Reporting
          Person With             --
                          ------------------------------------------------------
                          (10)    Shared Dispositive Power

                                  51,954,975
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        51,954,975
--------------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

        58.7%
--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        CO
--------------------------------------------------------------------------------

CUSIP No. 68617E101                  13D/A                  PAGE OF 4 OF 8 PAGES

================================================================================
(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        Organic Holdings LLC
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group                (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------

(4)     Source of Funds

        OO
--------------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------

(6)     Citizenship or Place of Organization

        DELAWARE
--------------------------------------------------------------------------------
                          (7)     Sole Voting Power

                                   --
                          ------------------------------------------------------
                          (8)     Shared Voting Power
           Number of
            Shares                51,954,975
         Beneficially     ------------------------------------------------------
           Owned by       (9)     Sole Dispositive Power
        Each Reporting
          Person With             --
                          ------------------------------------------------------
                          (10)    Shared Dispositive Power

                                  51,954,975
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        51,954,975
--------------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

        58.7%
--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        HC
--------------------------------------------------------------------------------

CUSIP No. 68617E101                  13D/A                  PAGE OF 5 OF 8 PAGES

================================================================================
(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        Jonathan Nelson
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group                (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------

(4)     Source of Funds

        OO
--------------------------------------------------------------------------------

(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------

(6)     Citizenship or Place of Organization

        California
--------------------------------------------------------------------------------
                          (7)     Sole Voting Power

                                   --
                          ------------------------------------------------------
                          (8)     Shared Voting Power
           Number of
            Shares                51,954,975
         Beneficially     ------------------------------------------------------
           Owned by       (9)     Sole Dispositive Power
        Each Reporting
          Person With             --
                          ------------------------------------------------------
                          (10)    Shared Dispositive Power

                                  51,954,975
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        51,954,975
--------------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                       [ ]
--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

        58.7%
--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        IN, HC
--------------------------------------------------------------------------------

                              [Page 6 of 8 Pages]

        This amendment (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D originally filed on June 25, 2001 relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Organic, Inc. (the "Issuer"). In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended hereby.

Item 4.    Purpose of Transaction.

        Pursuant to the terms and conditions of that certain Share Purchase Agreement, dated as of September 18, 2001 (the "Agreement"), by and among Organic Holdings LLC, Seneca Investments LLC, a Delaware limited liability company (the "Parent"), E-Services Investments Organic Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Purchaser"), and Jonathan Nelson, Organic Holdings LLC has agreed to sell and the Purchaser has agreed to purchase all of the shares of capital stock of Cinagro, Inc. ("Cinagro") including all 51,954,975 shares of Common Stock of the Issuer, beneficially owned by Organic Holdings LLC (the "Share Purchase"). Upon consummation of the Share Purchase, Cinagro, Organic Holdings LLC and Jonathan Nelson will cease to beneficially hold any shares of the Issuer, and all 51,954,975 shares will be held by Purchaser. However, the closing of the Share Purchase is subject to various conditions, including completion of documentation satisfactory to Parent relating to changes to the Issuer's San Francisco office lease to which the Issuer and its landlord have agreed in principle, the absence of any material adverse change or material defaults by the Issuer and other customary conditions. Accordingly, there can be no assurance that the closing will occur or, if so, as to its timing.

        The purchase price for the Share Purchase will be based on an earn-out formula calculated by reference to, in general, 4.5 to 6.5 times the Issuer's average annual profit before taxes for the three years ended December 31, 2006. An advance payment of $5.9 million would be made at closing of the Share Purchase, with an additional $10.0 million to be subsequently paid if certain conditions are met. Parent has the option not to make the $10.0 million additional payment and instead adjust the earn-out formula if Parent has not acquired at least 90% of the Issuer's outstanding shares within a year. Further amounts would become payable under the earn-out formula depending on the Issuer's results of operations through December 31, 2006.

        Substantially simultaneously with the Share Purchase, Parent has agreed to submit to the Issuer a non-binding proposal to acquire for $0.33 per share all of the 16.9 million shares of Common Stock not owned directly or indirectly by Parent, Organic Holdings LLC or Cinagro. The price Parent has proposed to pay for shares not held by Organic Holdings LLC would consist solely of the $0.33 per share amount and would not include any earn-out feature. The proposal will be reviewed by a special committee of the Issuer's Board of Directors and is subject to certain conditions. There can be no assurance that the transaction contemplated by this proposal will occur or as to the timing or final terms thereof.

        References to, and descriptions of, the Agreement as set forth above in this Item 4, are qualified in their entirety by reference to the copy of the Agreement included as Exhibit 1, to this Schedule 13D/A, and is incorporated in this Item 4 in its entirety where such references and descriptions appear.

                              [Page 7 of 8 Pages]

Item 5. Interest in Securities of the Issuer.

        (a) The aggregate number of shares of Common Stock outstanding as of September 18, 2001 is 88,502,633. The Reporting Persons currently own 51,954,975 shares, or 58.7%, of the Common Stock.

        (b) The Reporting Persons have the shared power to vote and dispose of the 51,954,975 shares of Common Stock to which this statement relates.

        (c) The response to Item 4 hereof is incorporated herein by reference.

        (d) The response to Item 4 hereof is incorporated herein by reference.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D/A, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

        Exhibit No.

        Exhibit 1. Share Purchase Agreement, dated as of September 18, 2001, by and among Organic Holdings LLC, Seneca Investments LLC, E-Services Investments Organic Sub LLC and Jonathan Nelson.

                              [Page 8 of 8 Pages]


                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 2001

                                        CINAGRO, INC.



                                           /s/   Michael Hudes
                                        ----------------------------------------
                                        Name:    Michael Hudes
                                        Title:   President



                                        ORGANIC HOLDINGS LLC.



                                           /s/   Michael Hudes
                                        ----------------------------------------
                                        Name:    Michael Hudes
                                        Title:   Manager



                                        JONATHAN NELSON



                                           /s/   Jonathan Nelson
                                        ----------------------------------------

                                  EXHIBIT INDEX



Exhibit No.
-----------
Exhibit 1        Share Purchase Agreement, dated as of September 18, 2001, by and among Organic Holdings LLC, Seneca Investments LLC,
                 E-Services Investments Organic Sub LLC and Jonathan Nelson.